As filed with the Securities and Exchange Commission on December 23, 2004

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Rule 13e-3 Transaction Statement
          (Under Section 13(e) of the Securities Exchange Act of 1934)
          ------------------------------------------------------------

                            Chefs International, Inc.
                            -------------------------
                              (Name of the Issuer)

                         Lombardi Restaurant Group, Inc.
                               Anthony M. Lombardi
                               Joseph S. Lombardi
                               Michael F. Lombardi
                               Robert M. Lombardi
                               Stephen F. Lombardi
                                  Lee Maschler
                                Matthew Maschler
                            Chefs International, Inc.
                            -------------------------
                       (Name of Person(s) Filing Statement

                          Common Stock, $ .01 Par Value
                          -----------------------------
                         (Title of Class of Securities)

                                   163082-6-05
                                   -----------
                      (CUSIP Number of Class of Securities)

                          Robert M. Lombardi, President
                            Chefs International, Inc.
                                   62 Broadway
                         Point Pleasant Beach, NJ 08742
                                 (732) 295-0350
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications on
                   Behalf of the Person (s) filing Statement)

                                 With a Copy To:
                              Roger A. Tolins, Esq.
                 Tolins & Lowenfels, A Professional Corporation
                                747 Third Avenue
                            New York, New York 10017
                                 (212) 421-1965

This statement is filed in connection with:

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A (ss.240. 14a-1 through 240.14b-2), Regulation 14C (ss.240.14c-1 through 240.14c-101) or Rule 13e-3(c) (ss.240.13e-3 (c)) under the
Securities Exchange Act of 1934.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies [X]

                            Calculation of Filing Fee
Transaction Valuation                                   Amount of Filing Fee
---------------------                                  ----------------------
$4,120,040*                                            $484.93

*The fee was determined by multiplying the Transaction Valuation (the number of shares of the Issuer's Common Stock held by existing stockholders whose shares will be canceled in the merger transaction multiplied by the $3.12 per share cash payment to be made in cancellation of each such share) by the applicable filing fee calculation rate of $117.70 per $1,000,000 Transaction Valuation.

THIS RULE 13e-3 TRANSACTION STATEMENT INCORPORATES BY REFERENCE HEREIN TO THE EXTENT SET FORTH IN THE FOLLOWING ITEMS, THE MATERIAL CONTAINED IN THE PROXY STATEMENT FILED IN CONJUNCTION HEREWITH.

                                EXPLANATORY NOTE

     This Schedule 13E-3 Transaction Statement relates to the Agreement and Plan of Merger dated as of December 22, 2004 (the "Merger Agreement") by and between Chefs International, Inc., a Delaware corporation (the "Company") and Lombardi Restaurant Group, Inc. a Delaware corporation ("Acquisition Co."), pursuant to which Acquisition Co. will be merged into the Company with the Company being the surviving corporation. Subject to the terms of the Merger Agreement, each share of the Company's Common Stock that is issued and outstanding immediately prior to the Effective Time of the Merger, other than shares owned by the stockholders of Acquisition Co. or by stockholders who have properly exercised their dissenters' rights, will be canceled and converted into the right to receive a cash payment of $3.12 per share without interest.

     The terms and conditions of the Merger Agreement are described in the Company's Preliminary Proxy Statement (the "Proxy Statement") (File No. 0-8513) being filed with the Securities and Exchange Commission concurrently with the filing of this Schedule 13E-3 Transaction Statement. A copy of the Proxy Statement is filed with this Schedule 13E-3 Transaction Statement as Exhibit One. A copy of the Merger Agreement is attached as Appendix A to the Proxy Statement.

                            CHEFS INTERNATIONAL, INC.
                                 SCHEDULE 13E-3
                              TRANSACTION STATEMENT

          The following item numbers and item headings correspond to the item numbers and item headings of Schedule 13E-3.

Item 1. Summary Term Sheet

          The information is provided at page 4 et seq. in the Proxy Statement under the caption "Summary Term Sheet" and is incorporated herein by reference.

Item 2. Subject Company Information

          (a) Name and address. The name, address and telephone number of the subject company, Chefs International, Inc. (the "Company") is provided at the top of page 1 of the Proxy Statement and is incorporated herein by reference.

          (b) Securities. The exact title of the Company's sole class of capital stock and the number of shares outstanding on the Record Date is provided at the top of page 2 of the Proxy Statement and is incorporated herein by reference.

          (c) Trading market and price. The trading market for the Company's Common Stock, the range of high and low bid quotations over the last two and three-quarter fiscal years and the source of the quotations is provided at pages 41 et seq. in the Proxy Statement under the caption "Common Stock - Market Prices, Trading Volume, Stock Repurchases, Dividends, Book Value - Market prices and trading volume" and is incorporated herein by reference.

          (d) Dividends. The fact that the Company has not paid any dividends and does not currently anticipate paying any dividends in the future is disclosed under the caption "Common Stock - Market Prices, Trading Volume, Stock Repurchases, Dividends, Book Value - Dividends" at page 43 in the Proxy Statement and is incorporated herein by reference.

          (e) Prior public offerings. Not applicable.

          (f) Prior stock purchases. Information concerning stock repurchases by the Company is set forth under the caption "Common Stock - Market Prices, Trading Volume, Stock Repurchases, Dividends, Book Value - Stock Repurchases" at page 42 et seq. in the Proxy Statement and is incorporated herein by reference. Information concerning stock purchases and sales by the other Filing Persons during the past two and three quarter fiscal years at times when they were affiliates is set forth under the caption "Special Factors - Interests of Certain Persons in the Merger - Stock Transactions" at page 38 et seq. in the Proxy Statement and is incorporated herein by reference.

Item 3. Identity and Background of Filing Persons

          (a)-(c) This Schedule 13E-3 Transaction Statement is being filed by the Company, by Acquisition Co. and by Anthony M. Lombardi, Joseph S. Lombardi, Michael F. Lombardi, Robert

M. Lombardi, Stephen F. Lombardi, Lee Maschler and Matthew Maschler (collectively the "Continuing Stockholders"). Information concerning the business address and business telephone number of the Company is set forth in response to Item 2(a) herein. The following information is furnished concerning each of the Continuing Stockholders.

                           Anthony M. Lombardi D.D.S.

Principal business address:                     1862 Oak Tree Road
                                                Edison, NJ 08818
Telephone:                                      (732) 906-1500
Current principal occupation:                   Engaged in the practice of
                                                dentistry

                             Joseph S. Lombardi M.D.

Principal business name and address:            Edison-Metuchen Orthopedic Group
                                                10 Parsonage Road, Suite 500
                                                Edison, NJ 08837
Telephone:                                      (732) 494-6226
Current principal occupation:                   Physician and orthopedic surgeon

                            Michael F. Lombardi, Esq.

Principal business name and address:            Lombardi & Lombardi, P.A.
                                                1862 Oak Tree Road
                                                Edison, NJ 08818
Telephone:                                      (732) 906-1500
Current principal occupation:                   Practicing attorney and a senior
                                                officer of the law firm of
                                                Lombardi & Lombardi, P.A.

                             Robert M. Lombardi M.D.

Principal business name and address:            Edison-Metuchen Orthopedic Group
                                                10 Parsonage Road, Suite 500
                                                Edison, NJ 08837
Telephone:                                      (732) 494-6226
Current principal occupation:                   Physician and orthopedic surgeon

                            Stephen F. Lombardi, Esq.

Principal business name and address:            Lombardi & Lombardi, P.A.
                                                1862 Oak Tree Road
                                                Edison, NJ 08818
Telephone:                                      (732) 906-1500
Current principal occupation:                   Practicing attorney and a senior
                                                officer of the law firm of
                                                Lombardi & Lombardi, P.A.

                                  Lee Maschler

Principal business name and address:            Trillium Trading, LLC
                                                110 Fieldcrest Avenue
                                                Raritan Plaza I, 7th Floor
                                                Edison, NJ 08837
Telephone:                                      (732) 417-9290
Current principal occupation:                   Chief executive officer of
                                                Trillium  Trading,
                                                LLC, a registered
                                                broker-dealer, since November
                                                2002. Prior thereto, served as
                                                executive vice president of
                                                Heartland Securities, a
                                                registered broker-dealer,
                                                until January 17, 2003.


                            Matthew M. Maschler, Esq.

Principal business name and address:            Matthew H. Maschler, Esq. P.C.
                                                110 Fieldcrest Avenue Raritan
                                                Plaza I Edison, NJ 08837
                                                Telephone: (732) 225-7788
                                                Current principal occupation:
                                                Practicing attorney


          With the exception of Lee Maschler whose change of principal occupation is listed above, all of the Continuing Stockholders have had the same principal occupation at the same business names and addresses listed above for the past five years.

          The information contained in the Proxy Statement under the caption "Special Factors - Interests of Certain Persons in the Merger" at page 36 et seq. concerning the actual or potential conflicts of interest, directorships and officerships, stock ownership, stock transactions and restaurant transactions between the Company and the Lombardi Group, to the extent it relates to the Continuing Stockholders, is incorporated herein by reference.

          In addition, the information under the caption "Information About the Company" at page 15 et seq. of the Proxy Statement and the information under the caption "Information About Acquisition Co." at page 18 et seq. of the Proxy Statement is incorporated herein by reference.

          During the past five years, neither Acquisition Co. nor any of the Continuing Stockholders has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

          All of the Continuing Stockholders are citizens of the United States.

Item 4. Terms of the Transaction

     (a) (1) Tender offers. Not applicable.

     (a) (2) Merger or Similar Transactions

          (i)-(ii) A brief description of the transaction including the consideration offered to the Company's stockholders is set forth at page 4 et seq. of the Proxy Statement under the caption "Summary Term Sheet" and is incorporated herein by reference.

          (iii) The reasons why the Company's Special Committee and Board of Directors determined that the Merger Agreement and the Merger are fair to and in the best interests of the Company's Public Stockholders are set forth at page 25 et seq. of the Proxy Statement under the caption "Special Factors - Recommendation of the Special Committee and the Board of Directors" and are incorporated herein by reference.

          (iv) The vote required to approve the Merger is stated at page 5 of the Proxy Statement under the caption "Summary Information in Question and Answer Format - What vote is required to approve the Merger?" and is incorporated herein by reference.

          (v) The fact that if the Merger is consummated, the Common Stock owned by each Public Stockholder will be canceled and converted into the right to receive a cash payment of $3.12 per share, without interest, subject to the right to dissent and seek an appraisal of his or her shares, and that the Continuing Stockholders after the Merger will own all of the Company's outstanding Common Stock is described at page 4 et seq. of the Proxy Statement under the caption "Summary Term Sheet - Transaction Overview" and is incorporated herein by reference.

          (vi) Accounting treatment - inapplicable as not material

          (vii) The federal income tax consequence of the transaction to the Public Stockholders is described at page 48 of the Proxy Statement under the caption "The Merger Agreement and the Merger - Federal Income Tax Consequences" and is incorporated herein by reference.

     (c) See the response to Item 4(a)(2)(v) above indicating that the Continuing Stockholders will not be "cashed out" but will own all of the outstanding Common Stock of the Company after the Merger and the stock owned by the Public Stockholders will be converted into the right to receive a cash payment of $3.12 per share without interest, subject to dissenters' rights.

     (d) The appraisal rights of dissenting stockholders are described at page 51 et seq. of the Proxy Statement under the caption "Dissenters' Rights of Appraisal" and is incorporated herein by reference. Section 262 of the Delaware General Corporation Law regarding dissenters' rights to an appraisal is attached as Appendix C to the Proxy Statement and is also incorporated herein by reference.

     (e) The disclosure at page 54 et seq. of the Proxy Statement under the caption "Where You Can Find More Information" (about the Company) is incorporated herein by reference. The Proxy Statement in bold type at page 13 under the caption "Summary Information in Question and Answer Format - What right do stockholders have to dissent from the Merger?" and again at page 54 under the caption "Dissenters' Rights of Appraisal" warns the Public Stockholders to consult with their own legal advisors if they are considering exercising appraisal rights. This admonition is incorporated herein by reference as is the statement therein that the Court "may, in its discretion", order any dissenting stockholder's expenses to be charged against the value of all the shares entitled to an appraisal, but that "... a dissenting stockholder must be prepared to pay his or her own expenses in connection with the proceeding."

     (f) Not applicable as the Merger does not involve the offer of securities of the Company in exchange for equity securities held by unaffiliated security holders of the Company.

Item 5. Past Contacts, Transactions and Plans or Proposals

     (a) - (c), (e) The information contained in the Proxy Statement under "Special Factors - Background"; "Special Factors - Events Leading to the Proposal for and the Acceptance of the Merger Offer" commencing at page 22; "Special Factors - Interests of Certain Persons in the Merger" commencing at page 36; and under the caption "The Merger Agreement and the Merger - Structure of the Merger" at page 46 is incorporated herein by reference.

Item 6. Purpose of the Transaction and Plans or Proposals

     (b) The information on the first page of the Proxy Statement indicating that the Public Stockholders' shares will be canceled and converted into the right to receive a cash payment of $3.12 per share without interest is incorporated herein by reference.

     (c)(1) - (8) The information contained in the Proxy Statement under "Special Factors - Operation of the Company after the Merger" (page 35); "Special Factors - Interests of Certain Persons in the Merger" (page 36); "Special Factors - Common Stock - Market Prices, Trading Volume, Stock Repurchases, Dividends, Book Value (page 41); and "Special Factors - Certain Effects of the Merger (page 34); are hereby incorporated by reference.

Item 7. Purposes, Alternatives, Reasons and Effects

         The information contained in the Proxy Statement under "Special Factors
- Purpose" (page 21); Special Factors - Background" (page 22) "Special Factors - Events Leading to the Proposal for and the Acceptance of the Merger Offer" (page
22); "Special Factors - Recommendation of the Special Committee and the Board of Directors" (page 25); "Special Factors - Certain Effects of the Merger" (page
34); and "The Merger Agreement and the Merger - Federal Income Tax Consequences" (page 48) are incorporated herein by reference.

Item 8. Fairness of the Transaction

     (a) As stated in the Proxy Statement under "Special Factors - Recommendation of the Special Committee and the Board of Directors" (page 25); the Special Committee and the Board of Directors have each UNANIMOUSLY determined that the Merger Agreement and the Merger "... are fair to and in the best interests of the Company's Public Stockholders..."

     (b) The information contained in the Proxy Statement under the caption "Special Factors - Background" (page 22); "Special Factors - Events Leading to the Proposal for and the Acceptance of the Merger Offer" (page 22); "Special Factors - Recommendation of the Special Committee and the Board of Directors" (page 25); "Special Factors - Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc." (page 28); and "Special Factors - Common Stock - Market Prices, Trading Volume, Stock Repurchases, Dividends, Book Value" (page 41) is incorporated herein by reference. The Continuing Stockholders place significant weight on the unanimous recommendation of the Special Committee, none of the members of which are Continuing

Stockholders or employees of the Company and on the written opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc., dated December 16, 2004, a copy of which is filed as Appendix B to the Proxy Statement and as an Exhibit hereto.

     (c) The Transaction is not structured to require the approval of a majority of the Public Stockholders. The discussion under the caption "Summary Information in Question and Answer Format - Is approval of a majority of the shares of Common Stock owned by the Public Stockholders required to approve the Merger?" at page 7 of the Proxy Statement is incorporated herein by reference.

     (d) The following information is incorporated herein by reference to the Proxy Statement; (i) the information under the caption "Summary Information in Question and Answer Format - What steps has the Board of Directors taken to assure that the Merger terms are fair to the Public Stockholders?" (page 8) as to the appointment of and the composition of the Special Committee; (ii) "Summary Information in Question and Answer Format - Are there relationships between the Lombardi brothers and the Special Committee, outside the Company?" (page 8) as to such relationships; and (iii) "Summary Information in Question and Answer Format - What actions have been taken by the Special Committee?" (page 9) as to the retention by the Special Committee of its own legal counsel to advise it with respect to its obligations and duties and its retention of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. to render an opinion as to the fairness from a financial point of view, of the consideration to be received by the Public Stockholders in connection with the Merger.

     (e) None of the Company's eight directors are employees of the Company. The information in the Proxy Statement under the caption "Special Factors - Recommendation of the Special Committee and the Board of Directors" at page 25 which indicates that the Special Committee and the Board of Directors had each determined that the Merger Agreement and the Merger are fair to and in the best interests of the Public Stockholders is incorporated herein by reference.

     (f) There were no other such offers.

Item 9. Reports, Opinions, Appraisals and Negotiations

     (a), (b) The information contained in the Proxy Statement under the caption "Special Factors - Recommendation of the Special Committee and the Board of Directors" (page 25); and "Special Factors - Opinion of Houlihan Lokey (Financial Advisor to the Special Committee)" (page 28) is incorporated herein by reference.

     (c) The original of Houlihan Lokey's written opinion referred to in the Proxy Statement under the caption "Special Factors - Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc." (page 28) will be made available for inspection or copying at the principal offices of the Company during regular business hours by any interested stockholder of the Company or his or her representative so designated in writing. A copy of the opinion is attached as Appendix B to the Proxy Statement.

Item 10. Source and Amounts of Funds or Other Consideration.

     (a) - (d) The information contained in the Proxy Statement under the captions "The Merger Agreement and the Merger - Expenses of the Merger" (page
50) and "The Merger Agreement and the Merger - Sources of Funding" (page 50) as to the sources of funding and the expenses of the

Merger including a description of the bank loan being utilized to fund the bulk of the costs to Acquisition Co. and the lack of an alternative financing plan is incorporated herein by reference. The Merger is not CONDITIONED on Acquisition Co. obtaining the bank financing.

Item 11. Interest in Securities of the Subject Company

     (a) - (b) The information contained in the Proxy Statement under the caption "Special Factors - Interests of Certain Persons in the Merger - Stock Ownership" (page 37), as to the aggregate number of shares and percentage of the shares of Common Stock beneficially owned as of the Record Date by the Continuing Stockholders and by the three members of the Special Committee; and under the captions "Special Factors - Common Stock - Market Prices, Trading Volume, Stock Repurchases, Dividends, Book Value - Stock Repurchases" (page 42) and "Special Factors - Interests of Certain Persons in the Merger - Stock Transactions" (page 38) as to transactions in the Common Stock since January 28, 2002 by the Company; by any executive officer or director of the Company; or by any other filing person after becoming an affiliate is incorporated herein by reference.

Item 12. The Solicitation or Recommendation

     (d) - (e) The information in the Proxy Statement under the caption "Summary Information in Question and Answer Format - Do the Continuing Stockholders and the other Directors currently intend to vote at the Meeting to approve the Merger?" (Page 6) and under the caption "Special Factors - Recommendation of the Special Committee and the Board of Directors" (page 25) is incorporated herein by reference.

Item 13. Financial Statements.

     The financial information and statements contained in the Company's Annual Report on Form 10-KSB for the year ended January 25, 2004 and in the Company's Quarterly Report on Form 10-QSB for the quarter and nine months ended October 24, 2004 are incorporated herein by reference.

Item 14. Persons/ Assets, Retained, Employed, Compensated or Used.

     (a) (b) The information contained in the Proxy Statement under the caption "Information about the Special Meeting - Proxy Solicitation" (page 21) as to possible proxy solicitation by officers, directors and regular employees of the Company, without remuneration; under the caption "Special Factors - Opinion of Houlihan Lokey (Financial Advisor to the Special Committee)" (page 28); and under the caption "The Merger Agreement and the Merger - Expenses of the Merger" (page 50) is incorporated herein by reference.

Item 15. Additional Information

     The information set forth in the Proxy Statement is incorporated herein in its entirety by reference.

Item 16. Exhibits

         (a) (i) Preliminary Notice and Proxy Statement including

          Appendix A - Agreement and Plan of Merger Between Lombardi Restaurant Group, Inc. and Chefs International, Inc.

          Appendix B - Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. (Financial Advisor to the Special Committee).

          Appendix C - Section 262 of the Delaware General Corporation Law regarding dissenters' rights of appraisal.

         (a) (ii) Preliminary form of Letter of Transmittal to Stockholders.

         (b) Loan Agreement - None

         (c) Opinion - See the opinion of Houlihan Lokey included as Appendix B to the Proxy Statement

         (d) Contribution Agreement dated as of December 17, 2004 among the Continuing Stockholders.

         (e) Not applicable

         (f) Incorporated herein by reference is the information contained in the Proxy Statement under the caption "Dissenters' Rights of Appraisal" (page
51) and Appendix C to the Proxy Statement containing Section 262 of the Delaware General Corporation Law.

         (g) Not applicable

         (h) Not applicable

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            Chefs International, Inc.



                                            By  s/ Robert M. Lombardi
                                                --------------------------------
                                                Robert M. Lombardi, President
                                                December 22, 2004

                                            Lombardi Restaurant Group, Inc.



                                            By  s/ Robert M. Lombardi
                                                --------------------------------
                                                Robert M. Lombardi, Chairman
                                                December 22, 2004



                                                Anthony M. Lombardi
                                                --------------------------------
                                                Anthony M. Lombardi
                                                December 22, 2004



                                                s/ Joseph S. Lombardi
                                                --------------------------------
                                                Joseph S. Lombardi
                                                December 22, 2004



                                                Michael F. Lombardi
                                                --------------------------------
                                                Michael F. Lombardi
                                                December 22, 2004



                                                Robert M. Lombardi
                                                --------------------------------
                                                Robert M. Lombardi
                                                December 22, 2004



                                                Stephen F. Lombardi
                                                --------------------------------
                                                Stephen F. Lombardi
                                                December 22, 2004



                                                Lee Maschler
                                                --------------------------------
                                                Lee Maschler
                                                December 22, 2004



                                                Matthew Maschler
                                                --------------------------------
                                                Matthew Maschler
                                                December 22, 2004

                            CHEFS INTERNATIONAL, INC.




                                   APPENDIX A



================================================================================



                          AGREEMENT AND PLAN OF MERGER

                                     BETWEEN


                         LOMBARDI RESTAURANT GROUP, INC.

                                       AND

                            CHEFS INTERNATIONAL, INC.

                                   DATED AS OF


                                DECEMBER 22, 2004


================================================================================

     AGREEMENT AND PLAN OF MERGER, dated as of December 22, 2004 (this "AGREEMENT") between Lombardi Restaurant Group, Inc., a Delaware corporation ("PURCHASER"), and Chefs International, Inc., a Delaware corporation (the "COMPANY").

     WHEREAS, prior to organizing Purchaser, the shareholders of Purchaser (the "CONTINUING SHAREHOLDERS") owned, in the aggregate, 2,605,467 shares of Common Stock, par value $.01 per share (the "COMMON STOCK" and the "SHARES"), of the Company, representing approximately 66% of the shares of Common Stock outstanding (excluding treasury stock); and

     WHEREAS, the Continuing Shareholders have transferred all of their Shares to the Purchaser in exchange for all the issued and outstanding shares of capital stock of the Purchaser; and

     WHEREAS, it is proposed that Purchaser be merged with and into the Company (the "MERGER") upon the terms and subject to the conditions set forth in this Agreement and in the certificate of merger (the "CERTIFICATE OF MERGER"), in substantially the form attached hereto as Exhibit A, and in accordance with Delaware Law (as hereafter defined); and

     WHEREAS, Houlihan, Lokey Howard and Zukin Financial Advisors, Inc. ("HOULIHAN") has advised the Special Committee (the "SPECIAL COMMITTEE") of the Board of Directors of the Company (the "BOARD"), that, subject to various assumptions and limitations, the cash consideration to be received in the Merger by the stockholders of the Company other than Purchaser or its affiliates is fair to such stockholders from a financial point of view; and

     WHEREAS, the Special Committee, in May 2004, (A) unanimously determined that $3.12 is a fair price for a share of Common Stock, (B) determined that this Agreement and the transactions contemplated by this Agreement (the
"TRANSACTIONS") are fair to the stockholders of the Company (other than Purchaser and its affiliates), and (C) on the basis of the foregoing and the oral opinion of Houlihan, unanimously recommended that the Board approve and authorize the Merger and this Agreement (such opinion confirmed in writing as of December 16, 2004); and

     WHEREAS, the Board, at a meeting duly called and held on December 16, 2004, has (A) approved and adopted this Agreement and the Transactions, including the Merger in accordance with the Delaware General Corporation Law ("DELAWARE LAW") and upon the terms and subject to the conditions set forth in this Agreement, and (B) resolved to recommend that the stockholders of the Company approve and adopt this Agreement and the Merger.

     NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Purchaser and the Company hereby agree as follows:

                                   ARTICLE I

                                   THE MERGER

     SECTION 1.01 THE MERGER. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with Delaware Law, at the Effective Time (as hereinafter defined) Purchaser shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Purchaser shall cease and the Company shall continue as the surviving corporation of the Merger (the "SURVIVING CORPORATION").

     SECTION 1.02 EFFECTIVE TIME; CLOSING. As promptly as practicable after the satisfaction or, if permissible, waiver of the conditions set forth in Article V, the parties hereto shall cause the Merger to be consummated by filing this Agreement or a certificate of merger (in either case, the "CERTIFICATE OF MERGER") with the Secretary of State of the State of Delaware, in such form as is required by, and executed in accordance with the relevant provisions of, Delaware Law (the date and time of such filing being the "EFFECTIVE TIME"). Prior to such filing, a closing shall be held at the offices of Brown Rudnick Berlack Israels LLP, 120 West 45th Street, New York, New York, 10036, or such other place as the parties shall agree, for the purpose of confirming the satisfaction or waiver, as the case may be, of the conditions set forth in
Article V.

     SECTION 1.03 EFFECT OF THE MERGER. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of Delaware Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of the Company and Purchaser shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of the Company and Purchaser shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.

     SECTION 1.04 CERTIFICATE OF INCORPORATION; BY-LAWS. (a) Unless otherwise determined by Purchaser prior to the Effective Time, at the Effective Time the Certificate of Incorporation of the Company shall be amended and restated as set forth in Exhibit 1.04 hereto and such Certificate of Incorporation, as amended and restated, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by law and such Certificate of Incorporation.

          (b) Unless otherwise determined by Purchaser prior to the Effective Time, the By-laws of the Company, as in effect immediately prior to the Effective Time, shall be the By-laws of the Surviving Corporation until thereafter amended as provided by law, the Certificate of Incorporation of the Surviving Corporation and such By-laws.

     SECTION 1.05 DIRECTORS AND OFFICERS. The directors of Purchaser immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and By-laws of the Surviving Corporation, and the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified.

     SECTION 1.06 CONVERSION OF SECURITIES. At the Effective Time, by virtue of the Merger and without any action on the part of Purchaser, the Company or the holders of any of the following securities:

          (a) Each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than any shares of Common Stock to be canceled pursuant to Section 1.06(b) and any Dissenting Shares (as hereinafter defined)) shall be canceled and shall be converted automatically into the right to receive an amount equal to $3.12 in cash (the "COMMON STOCK MERGER CONSIDERATION") payable, without interest, to the holder of such share of Common Stock, upon surrender, in the manner provided in Section 1.09, of the certificate that formerly evidenced such share of Common Stock;

          (b) Each Share held in the treasury of the Company and each Share owned by Purchaser, any Affiliate of Purchaser or any direct or indirect subsidiary of the Company, immediately prior to the Effective Time shall be canceled without any conversion thereof and no payment or distribution shall be made with respect thereto; and

          (c) Each share of Common Stock, par value $.01 per share, of Purchaser issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of Common Stock, par value $.01 per share, of the Surviving Corporation, and transferred to the Continuing Stockholders.

     SECTION 1.07 [INTENTIONALLY OMITTED]

     SECTION 1.08 DISSENTING SHARES. Notwithstanding any provision of this Agreement to the contrary, Shares that are outstanding immediately prior to the Effective Time and which are held by stockholders who shall have not voted in favor of the Merger or consented thereto in writing and who shall have demanded properly in writing appraisal for such Shares in accordance with Section 262 of the Delaware Law (collectively, the "DISSENTING SHARES") shall not be converted into or represent the right to receive the Merger Consideration. Such stockholders shall be entitled to receive payment of the appraised value of such Shares held by them in accordance with the provisions of such Section 262, except that all Dissenting Shares held by stockholders who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to appraisal of such Shares under such Section 262 shall thereupon be deemed to have been converted into and to have become exchangeable for, as of the Effective Time, the right to receive the Common Stock Merger Consideration, without any interest thereon, upon surrender, in the manner provided in Section 1.09, of the certificate or certificates that formerly evidenced such Shares.

     SECTION 1.09 SURRENDER OF SHARES; STOCK TRANSFER BOOKS. (a) Prior to the Effective Time, Purchaser shall designate a bank or trust company to act as agent (the "PAYING AGENT") for the holders of Shares in connection with the Merger to receive the funds to which holders of Shares shall become entitled pursuant to Section 1.06(a). At the Effective Time, Purchaser shall cause to be deposited with the Paying Agent in immediately available funds the aggregate amount of the Merger Consideration. Such funds shall be invested by the Paying Agent as directed by the Surviving Corporation, provided that such investments shall be in obligations of or guaranteed by the United States of America or of any agency thereof and backed by the full faith and credit of the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody's Investors Services, Inc. or Standard & Poor's Corporation, respectively, or in deposit accounts, certificates of deposit or banker's acceptances of, repurchase or reverse repurchase agreements with, or Eurodollar time deposits purchased from, commercial banks with capital surplus and undivided profits aggregating in excess of $50 million (based on the most recent financial statements of such bank which are then publicly available at the SEC or otherwise).

          (b) Promptly after the Effective Time, the Surviving Corporation shall cause to be mailed to each person who was, at the Effective Time, a holder of record of Shares entitled to receive Common Stock Merger Consideration pursuant to Section 1.06(a) a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the certificates evidencing such Shares (the "CERTIFICATES") shall pass, only upon proper delivery of the Certificates to the Paying Agent) and instructions for use in effecting the surrender of the Certificates pursuant to such letter of transmittal. Upon surrender to the Paying Agent of a Certificate, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor the Common Stock Merger Consideration for each Share formerly evidenced by such Certificate, and such Certificate shall then be canceled. No interest shall accrue or be paid on the Common Stock Merger Consideration payable upon the surrender of any Certificate for the benefit of the holder of such Certificate. If payment of the Common Stock Merger Consideration is to be made to a person other than the person in whose name the surrendered Certificate is registered on the stock transfer books of the Company, it shall be a condition of payment that the Certificate so surrendered shall be endorsed properly or otherwise be in proper form for transfer and that the person requesting such payment shall have paid all transfer and other taxes required by reason of the payment of the Common Stock Merger Consideration, to a person other than the registered holder of the Certificate surrendered or shall have established to the satisfaction of the Surviving Corporation that such taxes either have been paid or are not applicable.

          (c) At any time following one year after the Effective Time, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds which had been made available to the Paying Agent and not disbursed to holders of Shares (including, without limitation, all interest and other income received by the Paying Agent in respect of all funds made available to it), and thereafter such holders shall be entitled to look to the Surviving Corporation (subject to abandoned property, escheat and other similar laws) only as general creditors thereof with respect to any Common Stock Merger Consideration that may be payable upon due surrender of the Certificates held by them. Notwithstanding the foregoing, neither the Surviving Corporation nor the Paying Agent shall be liable to any holder of a Share for any Common Stock Merger Consideration delivered in respect of such Share to a public official pursuant to any abandoned property, escheat or other similar law.

          (d) At the close of business on the day of the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of Shares on the records of the Company. From and after the Effective Time, the holders of Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except as otherwise provided herein or by applicable law.

                                   ARTICLE II

                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

                 The Company hereby represents and warrants to Purchaser that:

     SECTION 2.01 ORGANIZATION AND QUALIFICATION; SUBSIDIARIES. The Company is a corporation duly organized, validly existing and in good standing under the laws of Delaware and has the requisite power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to be so organized, existing or in good standing or to have such power, authority and governmental approvals would not, individually or in the aggregate, have a Material Adverse Effect (as defined below). The Company is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that would not, individually or in the aggregate, have a Material Adverse Effect. When used in connection with the Company, the term "MATERIAL ADVERSE EFFECT" means any change or effect that, when taken together with all other adverse changes and effects that are within the scope of the representations and warranties made by the Company in this Agreement and which are not individually or in the aggregate deemed to have a Material Adverse Effect, is or is reasonably likely to be materially adverse to the business, operations, properties, condition (financial or otherwise), assets or liabilities (including, without limitation, contingent liabilities) or prospects of the Company. Except as set forth on Schedule 2.01, the Company does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity.

     SECTION 2.02 AUTHORITY RELATIVE TO THIS AGREEMENT. The Company has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Transactions (other than, with respect to the Merger, the approval and adoption of this Agreement by the holders of a majority of the then outstanding shares, and the filing and recordation of appropriate merger documents as required by Delaware
Law). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Purchaser, constitutes a legal, valid and binding obligation of the Company. The Board of Directors has approved the Merger and the Transactions in accordance with the provisions of Section 251 of the Delaware Law.

     SECTION 2.03 CAPITALIZATION. The authorized capital stock of the Company consists of 15,000,000 shares of Common Stock, par value $.01 per share ("Common Stock"). As of the date hereof, 3,926,105 shares of Common Stock are issued and outstanding, all of which are validly issued, fully paid and nonassessable. There are no options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of the Company or obligating the Company to issue or sell any shares of capital stock of, or other equity interests in, the Company.

     SECTION 2.04 NO CONFLICT; REQUIRED FILINGS AND CONSENTS. (a) The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, (i) conflict with or violate the Certificate of Incorporation or By-laws or equivalent organizational documents of the Company, (ii) conflict with or violate any law, rule, regulation, order, judgment or decree applicable to the Company by which any property or asset of the Company is bound or affected, or (iii) result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of the Company pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation, which will have a Material Adverse Effect on the Company.

          (b) The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, domestic or foreign, except for applicable requirements, if any, of the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"), state securities or "blue sky" laws ("BLUE SKY LAWS") and state takeover laws, and filing and recordation of appropriate merger documents as required by Delaware Law; except where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay consummation of Merger, or otherwise prevent the Company from performing its obligation under this Agreement, and would not, individually or in the aggregate, have a Material Adverse Effect.

                                  ARTICLE III

                   REPRESENTATIONS AND WARRANTIES OF PURCHASER

                 Purchaser hereby represents and warrants to the Company that:

     SECTION 3.01 CORPORATE ORGANIZATION. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to be so organized, existing or in good standing or to have such power, authority and governmental approvals would not, individually or in the aggregate, have a material adverse effect on the business or operations of Purchaser, and would not reasonably be expected to prevent or delay consummation of the Merger. Purchaser was formed for the sole purpose of effectuating the Merger and has not engaged in any activities except those in connection with the Merger. The Purchaser has no subsidiaries.

     SECTION 3.02 CAPITALIZATION. As of the date hereof, 3,926,105 shares of Purchaser's Common Stock, par value $.01 per share, are issued and outstanding, all of which have been issued to the Continuing Shareholders in consideration of the respective transfer to Purchaser by each such Continuing Shareholder of all of his Shares.

     SECTION 3.03 AUTHORITY RELATIVE TO THIS AGREEMENT. Purchaser has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by Purchaser and the consummation by Purchaser of the Transactions have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of Purchaser are necessary to authorize this Agreement or to consummate the Transactions (other than, with respect to the Merger, the filing and recordation of appropriate merger documents as required by Delaware Law). This Agreement has been duly and validly executed and delivered by Purchaser and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms.

     SECTION 3.04 NO CONFLICT; REQUIRED FILINGS AND CONSENTS. (a) The execution and delivery of this Agreement by Purchaser do not, and the performance of this Agreement by Purchaser will not, (i) conflict with or violate the Certificate of Incorporation or By-laws of Purchaser, (ii) conflict with or violate any law, rule, regulation, order, judgment or decree applicable to Purchaser or by which any of its property or assets is bound or affected, or (iii) result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of Purchaser pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Purchaser is a party or by which Purchaser or any property or asset of Purchaser is bound or affected, except for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, have a material adverse effect on the business or operations of Purchaser.

          (b) The execution and delivery of this Agreement by Purchaser do not, and the performance of this Agreement by Purchaser will not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, domestic or foreign, except (i) for applicable requirements, if any, of the Exchange Act, Blue Sky Laws and state takeover laws, and filing and recordation of appropriate merger documents as required by Delaware Law and (ii) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay consummation of the Merger, or otherwise prevent Purchaser from performing its obligations under this Agreement.

     SECTION 3.05 AVAILABILITY OF FUNDS. Purchaser and/or its shareholders have sufficient funds or has received commitments from creditworthy financial institutions, to provide sufficient funds at the Effective Time to pay the Common Stock Merger Consideration and to permit Purchaser to timely perform all of its obligations under this Agreement.

     SECTION 3.06 NO PLANNED EXTRAORDINARY CORPORATE TRANSACTION. The Purchaser does not have any present plans for and is not presently considering any proposal that contemplates or would result in an extraordinary corporate transaction after the Merger involving the Company's corporate structure, business or assets such as a merger, reorganization, liquidation, relocation or closing of existing restaurants or opening of additional restaurants, or sale or transfer of a material amount of assets.

                                   ARTICLE IV

                              ADDITIONAL AGREEMENTS

     SECTION 4.01 STOCKHOLDERS' MEETING. The Company, acting through the Board, shall, in accordance with applicable law and the Company's Certificate of Incorporation and By-laws, duly call, give notice of, convene and hold an annual or special meeting of its stockholders as soon as practicable for the purpose of considering and approving this Agreement and the Merger (the "SPECIAL MEETING"). In connection with the Special Meeting, the Board shall recommend that the shareholders of the Company vote to approve this Agreement and the Merger unless the Special Committee has determined at any time prior to the Special Meeting in good faith, after consultation with and based upon the reasonably concluded advice of (i) Houlihan that the terms of this Agreement or the Merger are no longer fair to the stockholders of the Company (other than Purchaser or any of its affiliates) and (ii) counsel to the Special Committee that the modification or withdrawal of its recommendation to the Board is required to satisfy the fiduciary duties of the Special Committee under applicable law.

     SECTION 4.02 PROXY MATERIALS AND SCHEDULE 13E-3. (a) In connection with the Special Meeting, the Company shall prepare and file a preliminary proxy statement relating to the transactions contemplated by this Agreement and the Merger (the "PRELIMINARY PROXY STATEMENT") with the United States Securities and Exchange Commission (the "SEC") and shall use its reasonable best efforts to respond to the comments of the SEC and to cause a definitive proxy statement to be mailed to the Company's shareholders (the "DEFINITIVE PROXY STATEMENT") all as soon as reasonably practicable; provided, that prior to the filing of each of the Preliminary Proxy Statement and the Definitive Proxy Statement, the Company shall consult with Purchaser with respect to such filings and shall afford Purchaser reasonable opportunity to comment thereon. Purchaser shall provide the Company with any information for inclusion in the Preliminary Proxy Statement and the Definitive Proxy Statement that may be required under applicable law and is reasonably requested by the Company.

          (b) The Company and Purchaser shall, and shall cause any other Person that may be deemed to be an affiliate of the Company to, prepare and file concurrently with the filing of the Preliminary Proxy Statement a Statement on
Schedule 13E-3 ("SCHEDULE 13E-3") with the SEC. If at any time prior to the Special Meeting any event should occur that is required by applicable law to be set forth in an amendment of, or supplement to, the Schedule 13E-3, the Company and Purchaser shall, and shall cause such Person to, file such amendments or supplements.

     SECTION 4.03 DIRECTORS' AND OFFICERS' INDEMNIFICATION AND INSURANCE. (a) The Certificate of Incorporation of the Surviving Corporation shall contain provisions no less favorable with respect to indemnification than are set forth in the Certificate of Incorporation of the Company, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who at the Effective Time were directors, officers, employees, fiduciaries or agents of the Company, unless such modification shall be required by law.

          (b) The Company shall, to the fullest extent permitted under applicable law and regardless of whether the Merger becomes effective, indemnify and hold harmless, and, after the Effective Time, the Surviving Corporation shall, to the fullest extent permitted under applicable law, indemnify and hold harmless, each present and former director, officer, employee, fiduciary and agent of the Company (collectively, the "INDEMNIFIED PARTIES") against all costs and expenses (including attorneys' fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), whether civil, criminal, administrative or investigative, arising out of or pertaining to any action or omission in their capacity as an officer, director, employee, fiduciary or agent, whether occurring before or after the Effective Time, for a period of six years after the date hereof. In the event of any such claim, action, suit, proceeding or investigation, (i) the Company or the Surviving Corporation, as the case may be, shall advance to the Indemnified Parties and pay the reasonable fees and expenses of counsel selected by the Indemnified Parties, which counsel shall be reasonably satisfactory to the Company or the Surviving Corporation, promptly after statements therefor are received and (ii) the Company and the Surviving Corporation shall cooperate in the defense of any such matter; PROVIDED, HOWEVER, that neither the Company nor the Surviving Corporation shall be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld); and PROVIDED, FURTHER, that neither the Company nor the surviving Corporation shall be obligated pursuant to this Section 4.03(b) to pay the fees and expenses of more than one counsel for all Indemnified Parties in any single action except to the extent that two or more of such Indemnified Parties shall have conflicting interests in the outcome of such action; and PROVIDED, FURTHER, that, in the event that any claim for indemnification is asserted or made within such six-year period, all rights to indemnification in respect of such claim shall continue until the disposition of such claim.

     SECTION 4.04 INTENTIONALLY OMITTED.

     SECTION 4.05 FURTHER ACTION; REASONABLE BEST EFFORTS. Upon the terms and subject to the conditions hereof, each of the parties hereto shall use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the Transactions, including, without limitation, using its reasonable best efforts to obtain and/or retain all licenses, permits (including, without limitation, Environmental Permits and Liquor Licenses), consents, approvals, authorizations, qualifications and orders of governmental authorities and parties to contracts with the Company as are necessary for the consummation of the Transactions and to fulfill the conditions of the Merger. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party to this Agreement shall use their reasonable best efforts to take all such action.

     SECTION 4.06 REAL PROPERTY TRANSFER TAXES. Either Purchaser or the Surviving Corporation shall pay all state taxes on real estate transfers in any jurisdiction, if any (and any penalties or interest with respect to such taxes), payable in connection with the Merger or the acquisition of a controlling interest in the Company by Purchaser, and shall indemnify and hold harmless the stockholders of the Company from and against any liability with respect to such taxes (including any penalties, interest and professional fees). The Company and Purchaser shall cooperate in the preparation and filing of any required returns with respect to such taxes (including returns on behalf of the stockholders of the Company).

     SECTION 4.07 OTC BULLETIN BOARD(R) LISTING. Until the Effective Time, the Company shall use all commercially reasonable efforts to maintain the listing of the Common Stock on the OTC Bulletin Board(R); maintain the registration of such securities under the Exchange Act, as amended; and comply with the rules and regulations of the SEC.

     SECTION 4.08 CONDUCT OF BUSINESS BY THE COMPANY PENDING THE MERGER. The Company covenants and agrees that, prior to the Effective Time or earlier termination of this Agreement as provided herein, unless Purchaser shall otherwise agree in writing and except as contemplated by this Agreement:

          (a) The Company shall, and shall cause each of its subsidiaries to, act and carry on its respective business in the ordinary course of business substantially consistent with past practice and use its respective reasonable best efforts to preserve substantially intact its current material business organizations, keep available the services of its current officers and employees (except for terminations of employees in the ordinary course of business) and preserve its material relationships with others having significant business dealings with it;

          (b) The Company shall not (i) amend its certificate of incorporation or bylaws, or (ii) declare, set aside or pay any dividend or other distribution or payment in cash, stock or property in respect of any of its shares of capital stock;

          (c) Neither the Company nor any of its subsidiaries shall (i) issue, grant, sell, pledge or transfer or agree or propose to issue, grant, sell, pledge or transfer any shares of capital stock, stock options, warrants, securities or rights of any kind or rights to acquire any such shares, securities or rights of the Company, any of its subsidiaries or any successor thereto, or (ii) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing; and

          (d) Neither the Company nor any of its subsidiaries shall split, combine or reclassify any capital stock of the Company or any subsidiary or issue or authorize the issuance of any other securities in respect of, in lieu of or substitution for shares of capital stock of the Company or any subsidiary.

     SECTION 4.09 NOTIFICATION OF CERTAIN MATTERS. Each of the parties hereto shall, promptly upon obtaining knowledge of any of the following occurring subsequent to the date of this Agreement and prior to the Effective Time, notify all other parties to this Agreement of: (a) any material claims, actions, proceedings, tax audits or investigations commenced or, to its knowledge, threatened in writing, involving or affecting such party or any of its subsidiaries or any of their properties or assets, that if adversely resolved could have a Material Adverse Effect on such party or could prevent, hinder or materially delay the ability of such party to consummate the Merger or the transactions contemplated by this Agreement, (b) any notice of, or other communication relating to, a default or event that, with notice or lapse of time or both, would become a default, received by such party or any of its subsidiaries, under any agreement, lease, indenture or instrument to which such party or any of its subsidiaries is a party or is subject where such a default could have a Material Adverse Effect on such party, or (c) any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with the transactions contemplated by this Agreement. As used in this Section 4.09, with respect to the Company, the term "Material Adverse Effect" shall have the meaning given to it in Section 2.01, and, with respect to Purchaser, the term "Material Adverse Effect" shall mean any effect that is materially adverse to the business, assets, prospects, operations, properties, financial condition or results of operations of Purchaser.

     SECTION 4.10 ACCESS TO THE COMPANY'S BOOKS AND RECORDS. Upon reasonable notice, the Company shall afford Purchaser and its representatives and representatives of all sources of Financing reasonable access during normal business hours to the properties, books, records and personnel of The Company and its subsidiaries and such additional information concerning the business and properties of The Company and its subsidiaries as Purchaser and its representatives may reasonably request.

     SECTION 4.11 ACQUISITION PROPOSALS. Any offer or proposal by any Person or group concerning any tender or exchange offer, proposal for a merger, share exchange, recapitalization, consolidation or other business combination involving the Company or any of its subsidiaries or divisions, or any proposal or offer to acquire in any manner, directly or indirectly, a significant equity interest in, or a substantial portion of the assets of, the Company or any of its subsidiaries, other than pursuant to the transactions contemplated by this Agreement, is hereby defined as an "Acquisition Proposal". The Company shall not, nor shall it permit any of its officers, directors, affiliates, representatives or agents to, directly or indirectly, (a) take any action to solicit, initiate or encourage any Acquisition Proposal, or (b) participate in any discussions or negotiations with or encourage any effort or attempt by any other Person or take any other action to facilitate an Acquisition Proposal. From and after the date hereof, the Company, its subsidiaries and all officers, directors, employees of, and all investment bankers, attorneys and other advisors and representatives of, the Company and its subsidiaries shall cease doing any of the foregoing. Notwithstanding the foregoing, the Company or any such Persons may, directly or indirectly, subject to a confidentiality agreement containing customary terms, furnish to any party information and access in response to a request for information or access made incident to an Acquisition Proposal made after the date hereof and may participate in discussions and negotiate with such party concerning any written Acquisition Proposal made after the date hereof (provided that neither the Company nor any such Person, after the date hereof, solicited, initiated or encouraged such Acquisition Proposal), if the Special Committee shall have determined in good faith based upon the reasonably concluded advice of counsel to the Special Committee that the taking of such action is necessary to discharge the Board's fiduciary duties under applicable law. During the term of this Agreement, the Board shall notify Purchaser immediately if any Acquisition Proposal is made and shall in such notice indicate in reasonable detail the identity of the offeror and the terms and conditions of such Acquisition Proposal and shall keep Purchaser promptly advised of all material developments that could culminate in the Board withdrawing, modifying or amending its recommendation of the Merger and the other transactions contemplated by this Agreement. During the term of this Agreement, the Company shall not waive or modify any provisions contained in any confidentiality agreement entered into relating to a possible acquisition (whether by merger, stock purchase, asset purchase or otherwise) or recapitalization of the Company unless the Special Committee shall have determined in good faith based on reasonably concluded advice of counsel to the Special Committee that the taking of such action is necessary to discharge the Board's fiduciary duties under applicable law. Notwithstanding the foregoing, the Company may make the disclosure contemplated by Rule 14e-2(a) under the Exchange Act to the extent that such disclosure is required to be taken and made by such Rule; provided, that the Company may only recommend a tender offer giving rise to such obligation as contemplated by such Rule if the Special Committee has made the good faith determination described in the third preceding sentence.

                                   ARTICLE V

                            CONDITIONS TO THE MERGER

     SECTION 5.01 CONDITIONS TO EACH PARTY'S OBLIGATION TO EFFECT THE MERGER. The respective obligations of each party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

          (a) STOCKHOLDER APPROVAL. This Agreement and the Transactions shall have been approved and adopted by the affirmative vote of the stockholders of the Company and the Purchaser to the extent required by Delaware Law and the Certificate of Incorporation of the Company;

          (b) NO ORDER. No United States or state governmental authority or other agency or commission or United States or state court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the consummation of the Merger unlawful or preventing or prohibiting consummation of the Transactions or, with respect to any litigation in connection with the Merger, which could result in an award of damages that could have a Material Adverse Effect; and

          (c) FAIRNESS OPINION. The opinion of Houlihan referenced in the recitals to this Agreement shall not have been withdrawn at or prior to the Effective Time.

     SECTION 5.02 CONDITIONS TO OBLIGATIONS OF PURCHASER TO EFFECT THE MERGER. The obligations of Purchaser to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following additional conditions, unless waived by Purchaser:

          (a) The  representations  and  warranties  of the Company set forth in
Article II hereof shall be true and correct in all material respects (except that any such representation and warranty that is qualified as to materiality by reference to "Material Adverse Effect" or any similar term shall be true and correct) as of the date of this Agreement and as of the Effective Time as though all of such representations were made on and as of the Effective Time by the Company, and Purchaser shall have received a certificate of the Company signed by the Chief

Financial Officer or a Vice President of the Company to that effect, provided that such signatory or signatories shall not have any personal liability in connection therewith;

          (b) The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement prior to the Effective Time and Purchaser shall have received a certificate of the Company signed by the Chief Financial Officer or a Vice President of the Company to that effect, provided that such signatory or signatories shall not have any personal liability in connection therewith;

          (c) No change, condition, event or development shall have occurred that has a Material Adverse Effect.

     SECTION 5.03 CONDITIONS TO OBLIGATIONS OF COMPANY TO EFFECT THE MERGER. The obligations of Company to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following additional conditions, unless waived by Company:

          (a) The  representations  and warranties of the Purchaser set forth in
Article III hereof shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time as though all of such representations were made on and as of the Effective Time by the Purchaser, and Company shall have received a certificate of the Purchaser signed by the Chief Executive Officer or President of the Purchaser to that effect, provided that such signatory or signatories shall not have any personal liability in connection therewith;

          (b) The Purchaser shall have performed in all material respects all obligations required to be performed by it under this Agreement prior to the Effective Time and Company shall have received a certificate of the Purchaser signed by the Chief Executive Officer or President of the Purchaser to that effect, provided that such signatory or signatories shall not have any personal liability in connection therewith;

          (c) That neither the Special Committee nor the Board has withdrawn, modified, or changed its favorable recommendation regarding this Agreement, the Merger or any other Transaction or shall have recommended another merger, consolidation, business combination with, or acquisition of , the Company or its assets or a tender for the Shares, or shall have resolved to do any of the foregoing;

                                   ARTICLE VI

                        TERMINATION, AMENDMENT AND WAIVER

     SECTION 6.01 TERMINATION. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval and adoption of this Agreement and the Transactions by the stockholders of the Company:

          (a) By mutual written consent duly authorized by the board of directors of Purchaser and the Board; or

          (b) If any court of competent jurisdiction in the United States or other United States governmental authority shall have issued an order, decree, ruling or taken any other action restraining, enjoining or otherwise prohibiting or delaying the Merger and such order, decree, ruling or other action shall have become final and nonappealable; provided, however that each of the parties shall have used reasonable best efforts to prevent the entry of any such injunction or other order and to appeal as promptly as possible any injunction or other order that may be entered; or

          (c) By Purchaser if the Board or any committee thereof shall have withdrawn or modified in a manner adverse to Purchaser its approval or recommendation of this Agreement, the Merger or any other Transaction or shall have recommended another merger, consolidation, business combination with, or acquisition of, the Company or its assets or a tender offer for Shares, or shall have resolved to do any of the foregoing;

          (d) By the Company, upon approval of the Board, if (i) the Board shall have withdrawn or modified in a manner adverse to Purchaser its approval or recommendation of this Agreement, the Merger or any other Transaction or shall have recommended another merger, consolidation, business combination with, or acquisition of, the Company or its assets or a tender offer for Shares, or shall have resolved to do any of the foregoing or (ii) the Houlihan opinion shall have been withdrawn or revoked;

          (e) By Purchaser (i) in the event the Company has breached any representation, warranty, or covenant contained in this Agreement in any material respect, Purchaser has notified the Company of the breach and such breach cannot be or has not been cured within 15 days after the giving of such notice, (ii) if shareholders of more than 392,611 shares of the Company's common stock have exercised their appraisal rights under Delaware Law, or (iii) if the Closing shall not have occurred on or before June 30, 2005 and any condition precedent in Article V hereof shall not have been met or fulfilled (unless the failure results primarily from Purchaser breaching any representation, warranty or covenant contained in this Agreement);

          (f) By the Company (i) in the event Purchaser has breached any representation, warranty, or covenant contained in this Agreement in any material respect, the Company has notified Purchaser of the breach and such breach cannot be or has not been cured within 15 days after the giving of such notice, or (ii) if the Closing shall not have occurred on or before June 30, 2005 and any condition precedent in Article V hereof shall not have been met or fulfilled (unless the failure results primarily from the Company breaching any representation, warranty, or covenant contained in this Agreement); or

          (g) By the Company or Purchaser if upon a vote at the Special Meeting, any approval of the shareholders of the Company necessary to consummate the Merger and the transactions contemplated hereby shall not have been obtained.

     SECTION 6.02 EFFECT OF TERMINATION. In the event of the termination of this Agreement pursuant to Section 6.01, this Agreement shall forthwith become void, and there shall be no liability on the part of any party hereto, except (i) as set forth in Sections 6.03 and 7.01 and (ii) nothing herein shall relieve any party from liability for any willful breach hereof.

     SECTION 6.03 FEES AND EXPENSES. (a) If this Agreement is terminated pursuant to Section 6.01 (c), (d) or (e)(i) and Purchaser is not in material breach of its material covenants and agreements contained in this Agreement or its representations and warranties contained in this Agreement, the Company shall reimburse Purchaser (and its stockholders and Affiliates) not later than one business day after submission of statements therefor for all out-of-pocket expenses and fees up to $150,000.00 in the aggregate (including, without limitation, fees and expenses payable to all banks, investment banking firms, other financial institutions and other persons and their respective agents and counsel, for arranging, committing to provide or providing any financing for the Transactions or structuring the Transactions and all fees of counsel, accountants, experts and consultants to Purchaser and its respective stockholders and Affiliates, and all printing and advertising expenses) actually incurred or accrued by it or on its behalf in connection with the Transactions, including, without limitation, the financing thereof, and actually incurred or accrued by banks, investment banking firms, other financial institutions and other persons and assumed by Purchaser (or its stockholders or Affiliates) in connection with the negotiation, preparation, execution and performance of this Agreement, the structuring and financing of the Transactions and any financing commitments or agreements relating thereto (all (the foregoing being referred to herein collectively as the "EXPENSES").

          (b) If this Agreement is terminated pursuant to Section 6.01(f), and if the Company is not in material breach of its material covenants and agreements contained in this Agreement or its representations and warranties contained in this Agreement, the Purchaser shall reimburse the Company, not later than one business day after submission of statements therefor, for all Expenses up to $150,000.00 in the aggregate.

          (c) Except as set forth in this Section 6.03, all costs and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such expenses, whether or not any Transaction is consummated.

          (d) In the event that the Company or the Purchaser shall fail to pay any Expenses when due, the term "Expenses" shall be deemed to include the costs and expenses actually incurred or accrued by the Company or the Purchaser (and its stockholders and Affiliates) as the case may be(including, without limitation, fees and expenses of counsel) in connection with the collection under and enforcement of this Section 6.03, together with interest on such unpaid Expenses, commencing on the date that such Expenses became due, at a rate equal to the rate of interest publicly announced by The Chase Manhattan Bank, from time to time, in the City of New York, as such bank's Base Rate plus 2%.

     SECTION 6.04 AMENDMENT. This Agreement may be amended by the parties hereto by action taken by or on behalf of the board of directors of Purchaser and the Board at any time prior to the Effective Time; PROVIDED, HOWEVER, that, after the approval and adoption of this Agreement and the Transactions by the stockholders of the Company, no amendment may be made which would reduce the amount or change the type of consideration into which each Share shall be converted upon consummation of the Merger. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

     SECTION 6.05 WAIVER. At any time prior to the Effective Time, any party hereto may (i) extend the time for the performance of any obligation or other act of any other party hereto, (ii) waive any inaccuracy in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any agreement or condition contained herein. Any such extension or waiver shall be valid if (a) it is the result of action taken by or on behalf of the board of directors of Purchaser, if Purchaser is the party granting the extension or waiver, or the Board, if the Company is the party granting the extension or waiver, and (b) it is set forth in an instrument in writing signed by the party or parties to be bound thereby.

     SECTION 6.06 SPECIAL COMMITTEE. Any action permitted or required to be taken under this Agreement by the Board, including without limitation any termination of this Agreement pursuant to Section 6.01 hereof, any amendment of this Agreement pursuant to Section 6.04 or any waiver pursuant to Section 6.05, and any consent, approval or determination permitted or required to be made or given by the Company pursuant to this Agreement, shall be made, taken or given, as the case may be, only with the concurrence, or at the direction, of the Special Committee, as the Special Committee may determine, from time to time, in its sole discretion.

ARTICLE VII

                               GENERAL PROVISIONS

     SECTION 7.01 NON-SURVIVAL OF REPRESENTATIONS, WARRANTIES AND AGREEMENTS. The representations, warranties and agreements in this Agreement shall terminate at the Effective Time or upon the termination of this Agreement pursuant to
Section  6.01,  as the case may be,  except  that the  agreements  set  forth in
Article I shall survive the Effective Time  indefinitely  and those set forth in
Section 6.03 shall survive termination indefinitely.

     SECTION 7.02 NOTICES. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by cable, telecopy, telegram or telex or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 7.02):

                  if to Purchaser:

                           Lombardi Restaurant Group, Inc.
                           1862 Oak Tree Road
                           Edison, NJ  08820
                           Telephone:  732-906-1500
                           Facsimile:  732-906-7625
                           Attn:  Michael F. Lombardi, Esq.

                           with a copy to:

                           Brown Rudnick Berlack Israels LLP
                           120 West 45th Street
                           New York, NY  10036
                           Telephone:  212-209-4999
                           Facsimile:  212-704-0196
                           Attn:  Steven F. Wasserman, Esq.

                  if to the Company:

                           Chefs International, Inc.
                           62 Broadway
                           Pt. Pleasant Beach, NJ  08742
                           Telephone:  732-295-0350
                           Facsimile:  732-295-4514
                           Attention: Martin Fletcher
                  if to the Company:

                           with a copy to:

                           Tolins & Lowenfels, P.C.
                           747 Third Ave., 19th Fl.
                           New York, New York  10017
                           Telephone:  212-421-1965
                           Facsimile:  212-888-7706
                           Attention:  Roger Tolins, Esq.

     SECTION 7.03 CERTAIN DEFINITIONS. For purposes of this Agreement, the term:


          (a) "AFFILIATE" of a specified person means a person who directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with, such specified person;

          (b) "BENEFICIALLY OWN" or any variation thereon with respect to a person holding Shares means that such person shall be deemed to be the beneficial owner of such Shares (i) which such person or any of its Affiliates or associates (as such term is defined in Rule 12b-2 promulgated under the Exchange Act) beneficially owns, directly or indirectly, (ii) which such person or any of its Affiliates or associates has, directly or indirectly, (A) the right to acquire (whether such right is exercisable immediately or subject only to the passage of time), pursuant to any agreement, arrangement or understanding or upon the exercise of consideration rights, exchange rights, warrants or options, or otherwise, or (B) the right to vote pursuant to any agreement, arrangement or understanding or (iii) which are beneficially owned, directly or indirectly, by any other persons with whom such person or any of its Affiliates or associates or person with whom such person or any of its Affiliates or associates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of any Shares;

          (c) "BUSINESS DAY" means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in the City of New York;

          (d) "CONTROL" (including the terms "CONTROLLED BY" and "UNDER COMMON CONTROL WITH") means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, as trustee or executor, by contract or credit arrangement or otherwise;

          (e) "PERSON" means an individual, corporation, partnership, limited partnership, syndicate, person (including, without limitation, a "person" as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government; and

          (f) "SUBSIDIARY" or "SUBSIDIARIES" of the Company, the Surviving Corporation, or any other person means an Affiliate controlled by such person, directly or indirectly, through one or more intermediaries.

     SECTION 7.04 SEVERABILITY. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

     SECTION 7.05 ENTIRE AGREEMENT; ASSIGNMENT. This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned by operation of law or otherwise, except that Purchaser may assign all or any of its rights and obligations hereunder to any Affiliate of Purchaser provided that no such assignment shall relieve the assigning party of its obligations hereunder if such assignee does not perform such obligations.

     SECTION 7.06 PARTIES IN INTEREST. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

     SECTION 7.07 SPECIFIC PERFORMANCE. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.

     SECTION 7.08 GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that State. All actions and proceedings arising out of or relating to this Agreement shall be heard and determined in any state or federal court sitting in the State of Delaware.

     SECTION 7.09 HEADINGS. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

     SECTION 7.10 COUNTERPARTS. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

                 IN WITNESS WHEREOF, Purchaser and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

                         LOMBARDI RESTAURANT GROUP, INC.
Attest:


s/ Zachary Angelus Carpenter                   By: s/ Michael Lombardi,
------------------------------------               ----------------------------
Zachary Angelus Carpenter                          Michael Lombardi, President

                            CHEFS INTERNATIONAL, INC.

Attest:

s/ Michael F. Lombardi                         By: s/ Robert Lombardi
------------------------------------               ----------------------------
Title: Michael F. Lombardi                         Robert Lombardi, Chairman
       Secretary                                   and Chief Executive Officer

                                   APPENDIX B

                               [Graphic Graphic]

                         HOULIHAN LOKEY HOWARD & ZUKIN
 -------------------------------------------------------------------------------
                          INVESTMENT BANKING SERVICES

                                  www.hlhz.com


December 16, 2004

To the Special Committee of the
  Board of Directors
Chefs International, Inc.
62 Broadway
Point Pleasant Beach, New Jersey 08742

Gentlemen:

We understand that Chefs International, Inc., ("Chefs" or the "Company") has received a draft Merger Agreement dated December 16, 2004 (the "Agreement") from the Lombardi Restaurant Group, Incorporated ("Acquisition Co.") concerning a transaction to acquire all of the outstanding shares of the Company not owned by the Buyer Group (defined below), for a cash purchase price of $3.12 per share. Acquisition Co. is a privately owned Delaware corporation formed for the sole purpose of effecting the merger and is owned by Robert Lombardi, Anthony Lombardi, Joseph Lombardi, Michael Lombardi, and Stephen Lombardi ("Lombardi Brothers") and two brothers unrelated to the Lombardi Brothers, the Maschler Group, (collectively the "Buyer Group"). The Agreement contemplates that the acquisition will take the form of a merger in which Acquisition Co. will be merged with Chefs, and Chefs will be the surviving corporation (the "Merger"). Additionally, Chefs' stockholders (the "Public Stockholders"), other than the Buyer Group, would receive in the Merger a cash payment for their shares of Chefs' common stock. Currently, the Lombardi Brothers own 2,408,529 shares or approximately 61% of Chefs' outstanding common stock and hold five of the eight seats on Chefs' Board of Directors (the "Board"). Additionally, the Buyer Group owns 2,605,467 shares, or approximately 66% of Chefs outstanding common stock. Such transaction and all related transactions are referred to collectively herein as the "Transaction." The Board has appointed a Special Committee (the "Committee" hereinafter) consisting of the three non-Buyer Group directors to consider certain matters relating to the Transaction.

You have requested our opinion (this "Opinion") as to the matters set forth below. This Opinion does not address the Company's underlying business decision to effect the Transaction. We have not been requested to, and did not, solicit third party indications of interest in acquiring all or any part of the Company. Furthermore, at your request, we have not negotiated the Transaction or advised you with respect to alternatives to it.

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

     1.  met with  certain  members of the  senior  management  to  discuss  the
         operations,   financial  condition,   future  prospects  and  projected
         operations and performance;

     2.  visited certain restaurants and business offices of the Company;

Washington, D.C. o 1750 Tysons Blvd., Suite 650 o McLean, Virginia 22102-4226 o Tel. 703-847-5225 o Fax 703-848-9667
Los  Angeles  New York  Chicago  San  Francisco Minneapolis Dallas
Atlanta London

Broker/Dealer Services through Houlihan Lokey Howard & Zukin Capital. Investment advisory services through Houlihan Lokey Howard & Zukin Financial Advisors.

The Special Committee of the
Board of Directors
Chefs International, Inc.
December 16, 2004


     3. reviewed the Company's publicly traded stock price history and trading volume;

     4.  reviewed a draft of the Merger Agreement dated December 16, 2004;

     5.  reviewed the Company's certificate of incorporation, as amended;

     6. reviewed the Company's Annual Reports to shareholders on Form 10-KSB for the fiscal years ended January 31, 1998 through January 31, 2004;

     7. reviewed the Company's Form 10-QSB for the quarterly period ended October 24, 2004;

     8.  reviewed the Company's tax assessments of its owned properties;

     9.  reviewed the Company's restaurant lease agreements;

    10.  reviewed  certain  publicly   available   financial  data  for  certain
         companies that we deemed appropriate; and

    11. conducted such other studies, analyses and inquiries, as we have deemed appropriate.

We have not independently verified the accuracy and completeness of the information supplied to us with respect to the Company and do not assume any responsibility with respect to it. We have not made any physical inspection or independent appraisal of any of the properties or assets of the Company. Our opinion is necessarily based on business, economic, market and other conditions as they exist and can be evaluated by us at the date of this letter. We have assumed, for the purpose of this Opinion, that neither the Company, the Buyer Group, nor the Board has entered into any discussions or otherwise has any intentions to sell or liquidate the Company as of the date of this Opinion. We have also assumed that the Buyer Group's equity interests in the Company on the date hereof represent control of the Company. If the foregoing assumption is not correct then the conclusion set forth in this Opinion may be adversely effected. Furthermore, Houlihan Lokey is under no obligation to update, revise or reaffirm this Opinion.

This Opinion is furnished solely for your benefit and may not be relied upon by any other person without our express, prior written consent. This Opinion is furnished for your benefit and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote or otherwise act at the special meeting of Chefs' stockholders to approve the Transaction. This Opinion is delivered to the Committee subject to the conditions, scope of engagement, limitations and understandings set forth in this Opinion and our engagement letter, and subject to the understanding that the obligations of Houlihan Lokey in the Transaction are solely corporate obligations, and no officer, director, employee, agent, shareholder or controlling person of Houlihan Lokey shall be subjected to any personal liability whatsoever to any person, nor will any such claim be asserted by or on behalf of you or your affiliates.

Based upon the foregoing, and in reliance thereon, it is our opinion that the consideration to be received by the Public Stockholders of the Company (other than the Buyer Group or any of its affiliates) in the Merger is fair to them from a financial point of view.

HOULIHAN LOKEY HOWARD & ZUKIN FINANCIAL ADVISORS, INC.
-----------------------------------------------------------
/s/ HOULIHAN LOKEY HOWARD & ZUKIN FINANCIAL ADVISORS, INC.

                            CHEFS INTERNATIONAL, INC.

                                   APPENDIX C

     SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW -- APPRAISAL RIGHTS

     (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to ss.228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

     (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to ss.251 (other than a merger effected pursuant to ss.251(g) of this title), ss.252, ss.254, ss.257, ss.258, ss.263 or ss.264 of this title:

          (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either
(i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of ss.251 of this title.

          (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to ss.ss.251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

               a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

               b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

               c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

               d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

                  (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under ss.253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

     (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section, shall apply as nearly as is practicable.

     (d) Appraisal rights shall be perfected as follows:

          (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of 1such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of 1such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of 1such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand.

A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2) If the merger or consolidation was approved pursuant to ss.228 or ss.253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

     (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw 1such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after 1such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

     (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

     (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

     (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

     (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

     (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

     (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded 1 appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of 1such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

     (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                            CHEFS INTERNATIONAL, INC.

                                 SCHEDULE 13E-3

                             CONTRIBUTION AGREEMENT

     This Contribution Agreement (the "Agreement") is entered into as of the 17th day of December, 2004, by and among Lombardi Restaurant Group, Inc., a Delaware corporation (the "Company"), and the persons set forth on the signature pages hereto (collectively, the "Transferors" and, each individually, a "Transferor").

     WHEREAS, pursuant to that certain proposed Merger Agreement of even date herewith (the "Merger Agreement") by and among the Company and Chefs International, Inc., a Delaware corporation ("Chefs"), the Company will be merged with and into Chefs (the "Merger"), upon the terms and subject to the conditions set forth in the Merger Agreement; and

     WHEREAS, it is contemplated that under the Merger Agreement each of the Transferors owns the number of shares (the "Contribution Shares") of common stock, par value $.01 per share, of Chefs ("Chefs Common Stock") set forth opposite such Transferors name on Schedule A attached hereto ("Schedule A"); and

     WHEREAS, each Transferor desires to make a capital contribution of his Contribution Shares to the Company in exchange for the same number of shares (the "Company Shares") of Company common stock, par value $0.01 per share (the "Company Common Stock"), on the terms and conditions contained herein; and

     WHEREAS, each Transferor desires to make (i) an initial capital contribution to the Company in cash in the amount set forth opposite the name of such Transferor on Schedule A (the "Initial Cash Contribution"), (ii) a subsequent capital contribution to be paid to stockholders of Chefs as consideration in the Merger (the "Merger Cash Contribution") and (iii) such additional capital contributions in cash as set forth in this Agreement (the "Additional Cash Contributions", combined with the Initial Cash Contribution and the Merger Cash Contribution shall be collectively referred to as the "Cash Contributions") in exchange for no additional shares of Company Common Stock, on the terms and conditions contained herein; and

     WHEREAS, the Company desires to issue the Company Shares to the Transferors in exchange for the Contribution Shares and the Cash Contributions; and

     WHEREAS, the Company is a transitory entity formed solely for the purposes of effecting the Merger.

     NOW, THEREFORE, in consideration of the mutual promises, representations, warranties, covenants and conditions set forth in this Agreement, the parties to this Agreement, intending to be legally bound, mutually agree as follows:


                              EXHIBIT - Item 16 (d)

                                    ARTICLE I
           CONTRIBUTION AND ISSUANCE OF SHARES OF COMPANY COMMON STOCK

     1.1 TRANSFER OF CONTRIBUTION INTERESTS. Subject to the terms and conditions, relying on the representations and warranties and in consideration of the covenants and agreements set forth herein, each Transferor severally agrees irrevocably to contribute, convey, grant, transfer and deliver on the date hereof to the Company, and the Company agrees to accept and take delivery on the date hereof from the Transferors of, the Contribution Shares, free and clear of any lien, claim or encumbrance of any nature whatsoever, except for Company's obligations hereunder. The transfer of the Contribution Shares by each Transferor pursuant to the terms of this Agreement shall constitute a contribution transaction under which all the benefits and risks relating to the Contribution Shares shall pass from the Transferors to the Company and shall not constitute in any way a lending transaction or any other transaction.

     1.2 INITIAL CASH CONTRIBUTION; MERGER CASH CONTRIBUTION; ADDITIONAL CASH CONTRIBUTIONS. (a) Subject to the terms and conditions, relying on the representations and warranties and in consideration of the covenants and agreements set forth herein, each Transferor severally agrees irrevocably to contribute, convey, grant, transfer and deliver on the date hereof to the Company, and the Company does hereby agree to accept and take on the date hereof the Initial Cash Contributions in the amount set forth opposite the name of each Transferor on Schedule A by wire transfer (or deposit) of immediately available funds denominated in U.S. dollars to an account established by the Company.

     (b) Prior to the consummation of the Merger, the Company shall notify each Transferor as to the proposed effective date of the Merger and the date by which each Transferor is required to deposit (the "Deposit Date") the Merger Cash Contribution set forth opposite such Transferors name on Schedule A (or such other amount as reasonably instructed by the Company) with the exchange agent with respect to the Merger. Each Transferor severally agrees irrevocably to contribute, convey, grant, transfer and deliver on or prior to the Deposit Date to the exchange agent the appropriate Merger Cash Contribution by wire transfer (or deposit) of immediately available funds.

     (c) In the event that additional cash sums are required by the Company to pay for expenses incurred in connection with the Merger, or to be paid as consideration to stockholders of Chefs in the Merger, the Company shall so notify each Transferor in writing. Such notice shall specify (i) the total amount of the additional cash required (and the reasons therefore), (ii) such Transferor's pro rata share of such amount (based upon such Transferor's number of Contribution Shares relative to the total number of Contribution Shares contributed to the Company by all Transferors) (the "Applicable Percentage"), and (iii) the date on which such Subsequent Cash Contribution is required to be transferred by the Transferor to the Company which date may not be less than four (4) business date following the date on which such notice is delivered to the Transferor.

     (d) Each Transferor agrees that the failure to comply with the terms and conditions of this Section 1.2 shall constitute a material breach of this Agreement. Upon a breach of this Section 1.2, the Company shall so notify such Transferor who shall have an additional 2 business days within which to cure the alleged breach of this Agreement. Failure to cure such breach, shall constitute an event of the default hereunder. Upon the occurrence of an event of default by a Transferor, the Company may elect to cancel a number of shares of Company Common Stock issued to such Transferor having a value equal to the damage incurred by the Company based upon the shares of Company Common Stock having a value of $3.00 per share.

     1.3 CONSIDERATION. Subject to the terms and conditions, relying on the representations and warranties and in consideration of the covenants and agreements set forth herein, in consideration of the transfer of the Cash Contributions and the Contribution Shares to the Company by each Transferor as set forth in Sections 1.1 and 1.2 above, the Company agrees to issue the number of Company Shares to each Transferor equal to the number of Contribution Shares being contributed by each Transferor to the Company.

     1.4 CLOSING. Subject to the terms set forth herein, the contribution of the Contribution Shares and the Initial Cash Contributions and the issuance of the Company Shares hereunder shall occur at a closing (the "Closing") to be held at the offices of Brown Rudnick Berlack Israels LLP, 120 West 45th Street, New York, NY 10036, on the date hereof (the "Closing Date"). Upon delivery of the Cash Contributions and the Contribution Shares in accordance with the terms of this Agreement, the Company shall deliver a share certificate representing the Company Shares issuable to each Transferor in accordance with Section 1.3.

     1.5 MERGER CONSIDERATION. Each party hereto acknowledges and agrees that the aggregate consideration payable by Chefs upon consummation of the Merger pursuant to the Merger Agreement shall be a number of shares of Chefs Common Stock (the "Merger Shares") equal to the total number of Contribution Shares and such Merger Shares shall be delivered by Chefs to the Transferors pro rata based upon the Applicable Percentage.

     1.6 BOARD OF DIRECTORS. Immediately following the Closing, the stockholders of the Company shall elect the following individuals as members of the Board of Directors (the "Board"):

                         Michael F. Lombardi;
                         Robert M. Lombardi;
                         Joseph S. Lombardi;
                         Anthony M. Lombardi;
                         Stephen F. Lombardi; and
                         Matthew H. Maschler

     The Chairman of the Board shall be Robert M. Lombardi. In the event that Mr. Maschler shall no longer serve as a member of the Board, Mr. Maschler (or his representative) shall have the right to nominate an individual reasonably acceptable to the Board as a replacement for Mr. Maschler and the stockholders shall so elect that individual to the Board of Directors. The Company shall cause the Merger Agreement to provide that the Board of Directors of the Company shall become the Board of Directors of Chefs upon the effective time of the Merger.

                                   ARTICLE II
                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     The Company makes the following representations and warranties, which representations and warranties shall be true, correct and complete in all respects on the date hereof and shall be true, correct and complete in all material respects as of the Closing (except for those representations and warranties that address matters only as of a particular date or only with respect to a specific period of time, which representations and warranties shall be true and correct as of such particular date or period of time) to each Transferor that:

     2.1 ORGANIZATION AND STANDING. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to carry on its business as now conducted and as proposed to be conducted.

     2.2 AUTHORIZATION. All corporate action on the part of the Company necessary for the authorization, execution, delivery and performance of this Agreement by the Company, and for the authorization, issuance and delivery of the Company Shares being issued under this Agreement has been taken. This Agreement, when executed and delivered by all parties hereto, shall constitute the valid and legally binding obligation of the Company, except to the extent the enforceability thereof may be limited by bankruptcy laws, insolvency laws, reorganization laws, moratorium laws or other laws affecting creditors' rights generally or by general equitable principles.

     2.3 VALIDITY OF COMPANY COMMON STOCK. The shares of Company Common Stock, when issued, sold and delivered in accordance with the terms of this Agreement, shall be duly and validly issued, and fully paid and nonassessable.

     2.4 SECURITIES ACT. The issuance of the shares of the Company Common Stock in accordance with the terms of this Agreement (assuming the accuracy of the representations and warranties of each Transferor contained in Article III hereof) is exempt from the registration requirements of the Securities Act of 1933, as amended (the "1933Act").

                                   ARTICLE III
          REPRESENTATIONS, WARRANTIES AND AGREEMENTS OF THE TRANSFERORS

     Each Transferor, separately and not jointly, makes the following representations and warranties, which representations and warranties shall be true, correct and complete in all respects on the date hereof and shall be true, correct and complete in all material respects as of the Closing (except for those representations and warranties that address matters only as of a particular date or only with respect to a specific period of time, which representations and warranties shall be true and correct as of such particular date or period of time) to the Company and each other Transferor that:

     3.1 AUTHORIZATION. Such Transferor has full legal capacity and unrestricted power to execute and deliver this Agreement to which he, she or it is a party, and any other agreements or instruments executed by it in connection herewith or therewith and to consummate the transactions contemplated herein or therein. This Agreement, when executed and delivered by each Transferor, will constitute its valid and legally binding obligation, except to the extent the enforceability thereof may be limited by bankruptcy laws, insolvency laws, reorganization laws, moratorium laws or other laws affecting creditors' rights generally or by general equitable principles.

     3.2 INVESTMENT REPRESENTATIONS.

          (a) The shares of Company Common Stock to be received by each Transferor will be acquired by such Transferor for investment for his, her or its own account, not as a nominee or agent, and not with a view to the sale or distribution of any part thereof in violation of applicable federal and state securities laws, and such Transferor has no current intention of selling, granting participation in or otherwise distributing the same, in each case, in violation of applicable federal and state securities laws. By executing this Agreement, such Transferor further represents that such Transferor does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participation to such person, or to any third person, with respect to any of the shares of Company Common Stock, in each case, in violation of applicable federal and state securities laws.

          (b) Such Transferor understands that the shares of Company Common Stock have not been registered under the 1933 Act on the basis that the issuance provided for in this Agreement and the issuance of securities hereunder is exempt from registration under the 1933 Act pursuant to Section 4(2) thereof and regulations issued thereunder.

          (c) Such Transferor has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of his, her or its investment. Such Transferor further represents that such Transferor has had access, during the course of the transactions contemplated hereby and prior to its purchase of shares of Company Common Stock, to the same kind of information that is specified in Part I of a registration statement under the 1933 Act and that it has had, during the course of the transactions contemplated hereby and prior to his, her or its investment of the shares of Company Common Stock, the opportunity to ask questions of, and receive answers from, the Company concerning the terms and conditions of the offering and to obtain additional information (to the extent the Company possessed such information or could acquire it without unreasonable effort or expense) necessary to verify the accuracy of any information furnished to it or to which it had access. Such Transferor understands that no federal or state agency has passed upon this investment or upon the Company, nor has any such agency made any finding or determination as to this investment.

          (d) Such Transferor understands that the shares of Company Common Stock may not be sold, transferred or otherwise disposed of without registration under the 1933 Act or an exemption therefrom, and that in the absence of an effective registration statement covering the shares of Company Common Stock or an available exemption from registration under the 1933 Act, the shares of Company Common Stock must be held indefinitely. Such Transferor must be prepared to bear the economic risk of this investment for an indefinite period of time. In particular, such Transferor acknowledges that it is aware that the shares of Company Common Stock may not be sold pursuant to Rule 144 promulgated under the 1933 Act unless all of the conditions of that Rule are met. Among the current conditions for use of Rule 144 by certain holders is the availability to the public of current information about the Company. Such information is not now available, and the Company has no current plans to make such information available. Such Transferor represents that, in the absence of an effective registration statement covering the shares of Company Common Stock, such Transferor will sell, transfer or otherwise dispose of the shares of Company Common Stock only in a manner consistent with his, her or its representations set forth herein.

          (e) Such Transferor acknowledges that this investment is not recommended for Transferors who have any need for a current return on this investment or who cannot bear the risk of losing their entire investment. Such Transferor acknowledges that: (i) such Transferor has adequate means of providing for his, her or its current needs and possible personal contingencies and has no need for liquidity in this investment; (ii) his, her or its
commitment   to   investments   which  are  not   readily   marketable   is  not
disproportionate to his, her or its net worth; and (iii) his, her or its investment in the shares of Company Common Stock will not cause his, her or its overall financial commitments to become excessive.

          (f) Such Transferor has not retained any finder, broker, agent, financial advisor, Purchaser Representative (as defined in Rule 501(h) of Regulation D of the 1933 Act) or other intermediary in connection with the transactions contemplated by this Agreement and agrees to indemnify and hold harmless the Company from any liability for any compensation to any such intermediary retained by such Transferor and the fees and expenses of defending against such liability or alleged liability

          (g) Such Transferor is an "Accredited Transferor" as defined in Rule 501(a) promulgated under Regulation D of the 1933 Act.

     3.3 TITLE TO SHARES. Such Transferor, owns good and marketable title to such Contribution Shares, free and clear of all liens, pledges, charges, security interests, restrictions on transfer and other encumbrances. Other than as contemplated by this Agreement, there is no subscription, option, warrant, call, right, agreement or commitment relating to the issuance, sale, delivery, repurchase or transfer by the Transferor (including any right of conversion or exchange under any outstanding security or other instrument) of such Contribution Shares. Upon the contribution of such Contribution Shares to the Company at Closing, and subject to applicable securities laws, such Transferor will transfer to the Company his, her or its entire legal and beneficial interest in such Contribution Shares, free and clear of any liens, pledges, charges, security interests, restrictions on transfer and other encumbrances by or through such Transferor. Such Transferor is not party to and is not aware of any voting trusts, proxies or any other agreements or understandings with respect to the voting of such Contribution Shares.

     3.4 NO VIOLATION. Neither the execution and delivery of this Agreement by such Transferor nor the transactions contemplated herein will (a) result in a default (or give rise to any right of termination, cancellation or acceleration) under any of the terms, conditions or provisions of any agreement, lease or other instrument or obligation to which such Transferor is a party, except for such defaults (or rights of termination, cancellation or acceleration) as to which requisite waivers or consents have been or shall prior to the Closing be obtained, or (b) violate any order, writ, injunction or decree applicable to such Transferor or any of such Transferor's assets.

     3.5 GOVERNMENT APPROVALS. No consent, approval, license or authorization of, or designation, declaration or filing with, any court or governmental authority or regulatory agency is or will be required on the part of such Transferor in connection with the execution, delivery and performance by such Transferor of this Agreement and any other agreements or instruments executed by such Transferor in connection herewith or therewith, except for the following: (i) those which have already been made or granted, and (ii) post-issuance filings pursuant to applicable state and federal securities laws (which filings will be made by the Company following the Closing in accordance with applicable requirements).

     3.6 LITIGATION. There are no judicial or administrative actions, proceedings or investigations pending or, to such Transferor's knowledge, threatened that question the validity of this Agreement or any action taken or to be taken by Transferor in connection with this Agreement. There are no lawsuits, claims, judgments, orders, decrees, administrative or other proceedings or investigations relating to the ownership of the Contribution Shares held by such Transferor or otherwise affecting the Contribution Shares pending, or, to such Transferor's knowledge, threatened against Transferor.

     3.7 BROKER. No broker, investment banker, financial advisor or other person is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated by this Agreement, based upon arrangements made by or on behalf of such Transferor.

                                   ARTICLE IV
                        INDEMNIFICATION AND CONTRIBUTION

     4.1 INDEMNIFICATION. (a) In connection with any filing (a "Filing")with the Securities and Exchange Commission (the "SEC") in which the Company, Chefs or an Transferor is participating, each such Transferor agrees to severally and not jointly indemnify, hold harmless and defend, each other Transferor and the Company against any losses, claims, damages, liabilities, judgments, fines, penalties, charges, costs, reasonable attorneys' fees, amounts paid in settlement or expenses, joint or several, (collectively, "Claims") incurred in investigating, preparing or defending any action, claim, suit, inquiry, proceeding, investigation or appeal taken from the foregoing by or before any court or governmental, administrative or other regulatory agency, body or the SEC, whether pending or threatened, whether or not an indemnified party is or may be a party thereto ("Indemnified Damages"), to which any of them may become subject insofar as such Claims (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon: (i) any untrue statement or alleged untrue statement of a material fact in a Filing, or the omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) any violation or alleged violation of the Securities Act of 1933 Act, the Securities Exchange Act of 1934, any other law, including, without limitation, any state securities law, or any rule or regulation thereunder, or (iii) any material violation of this Agreement; provided, however, that the indemnity agreement contained in this Section 4.1(a) shall not apply to amounts paid in settlement of any Claim if such settlement is effected without the prior written consent of such Transferor, which consent shall not be unreasonably withheld or delayed.

     (b) The indemnity agreements contained herein shall be in addition to (i) any cause of action or similar right of the indemnified party or indemnified person against the indemnifying party or others, and (ii) any liabilities the indemnifying party may be subject to pursuant to the law.

                                    ARTICLE V
                                  MISCELLANEOUS

     5.1 NO WAIVER; MODIFICATIONS IN WRITING. This Agreement sets forth the entire understanding of the parties, and supersedes all prior agreements, arrangements and communications, whether oral or written, with respect to the subject matter hereof. No waiver of or consent to any departure from any provision of this Agreement shall be effective unless signed in writing by the party entitled to the benefit thereof, provided that notice of any such waiver shall be given to each party hereto as set forth below. Except as otherwise provided herein, no amendment, modification or termination of any provision of this Agreement shall be effective unless signed in writing by or on behalf of the Company and the Transferors entitled to a majority of the shares of Company Common Stock issuable hereunder. Any amendment, supplement or modification of or to any provision of this Agreement, any waiver of any provision of this Agreement, and any consent to any departure by the Company from the terms of any provision of this Agreement, shall be effective only in the specific instance and for the specific purpose for which made or given. Except where notice is specifically required by this Agreement, no notice to or demand on the Company in any case shall entitle the Company to any other or further notice or demand in similar or other circumstances.

     5.2 NOTICES. All notices, requests, consents and other communications hereunder to any party shall be deemed to be sufficient if contained in a written instrument delivered in person or sent by telecopy, nationally-recognized overnight courier or first class registered or certified mail, return receipt requested, postage prepaid, addressed to such party at the address set forth below or such other address as may hereafter be designated in writing by such party to the other parties:

If to the Company:                  Lombardi Restaurant Group, Inc.
                                    1862 Oak Tree Road
                                    Edison, NJ 08820
                                    Attention:  Michael F. Lombardi, Esq.
                                    Telephone: (732) 906-1500
                                    Facsimile:  (732) 906-7625

If to the Transferors:              To the address set forth below such
                                    Transferor' name on Signature page
                                    attached hereto

With a copy to:                     Brown Rudnick Berlack Israels LLP
                                    120 West 45th Street
                                    New York, New York 10036
                                    Attention:  Steven F. Wasserman, Esq.
                                    Telephone: (212) 209-4812
                                    Facsimile:  (212) 704-0196

     All such notices, requests, consents and other communications shall be deemed to have been delivered (a) in the case of personal delivery or delivery by telecopy, on the date of such delivery, (b) in the case of dispatch by nationally-recognized overnight courier, on the next business day following such dispatch and (c) in the case of mailing, on the third business day after the posting thereof.

     5.3 EXECUTION OF COUNTERPARTS. This Agreement may be executed in any number of counterparts and by different parties hereto on separate counterparts, each of which counterparts, when so executed and delivered, shall be deemed to be an original and all of which counterparts, taken together, shall constitute but one and the same Agreement.

     5.4 BINDING EFFECT; ASSIGNMENT. The rights and obligations of the Transferors under this Agreement may not be assigned to any other person. Except as expressly provided in this Agreement, this Agreement shall not be construed so as to confer any right or benefit upon any person other than the parties to this Agreement, and their respective successors and assigns. This Agreement shall be binding upon the Company and each Transferor and its and their respective successors and assigns.

     5.5 GOVERNING LAW. This Agreement shall be governed by the laws of the State of Delaware as to all matters, including but not limited to matters of validity, construction, effect, performance and remedies.

     5.6 SEVERABILITY OF PROVISIONS. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof or affecting the validity or enforceability of such provision in any other jurisdiction.

     5.7 EXHIBITS AND HEADINGS. All Exhibits to this Agreement shall be deemed to be a part of this Agreement. The Article and Section headings used or contained in this Agreement are for convenience of reference only and shall not affect the construction of this Agreement.

     5.8 INJUNCTIVE RELIEF. Each of the parties to this Agreement hereby acknowledges that in the event of a breach by any of them of any material provision of this Agreement, the aggrieved party may be without an adequate remedy at law. Each of the parties therefore agrees that, in the event of a breach of any material provision of this Agreement, the aggrieved party may elect to institute and prosecute proceedings to enforce specific performance or to enjoin the continuing breach of such provision, as well as to obtain damages for breach of this Agreement. By seeking or obtaining any such relief, the aggrieved party will not be precluded from seeking or obtaining any other relief to which it may be entitled.

     5.9 ATTORNEYS' FEES. In any action or proceeding brought to enforce any provision of this Agreement, or where any provision hereof or thereof is validly asserted as a defense, the successful party shall be entitled to recover reasonable attorneys' fees in addition to any other available remedy.

     5.10 SURVIVAL OF AGREEMENTS, REPRESENTATIONS AND WARRANTIES. All agreements, representations and warranties contained herein or made in writing by or on behalf of the Company or the Transferors, as the case may be, in connection with the transactions contemplated by this Agreement shall survive the execution and delivery of this Agreement and the issuance of the shares of Company Common Stock.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as an instrument under seal, as of the date first above written.

                                                LOMBARDI RESTAURANT GROUP, INC.


                                                By: /s/ Michael Lombardi
                                                    --------------------
                                                Name:  Michael Lombardi
                                                Title: President

TRANSFERORS:


/s/ Michael Lombardi
---------------------------
Name:  Michael Lombardi
Address:  1862 Oak Tree Road
          Edison, NJ  08818


/s/ Robert Lombardi
---------------------------
Name:  Robert Lombardi
Address:  10 Parsonage Road
          Edison, NJ  08837


/s/ Joseph Lombardi
---------------------------
Name:  Joseph Lombardi
Address:  10 Parsonage Road
          Edison, NJ  08837


/s/ Anthony Lombardi
---------------------------
Name:  Anthony Lombardi
Address:  1862 Oak Tree Road
          Edison, NJ  08818


/s/ Stephen Lombardi
---------------------------
Name:  Stephen Lombardi
Address:  1862 Oak Tree Road
          Edison, NJ  08818

Lombardi & Lombardi, P.A.


By:/s/ Michael Lombardi
---------------------------
Name:  Michael Lombardi
Address:  1862 Oak Tree Road
          Edison, NJ  08818


Lombardi & Lombardi, P.A.
Defined Benefit Pension Plan

By:/s/ Michael Lombardi
---------------------------


/s/ Lee Maschler
---------------------------
Name:  Lee Maschler
Address:  110 Fieldcrest Avenue
          Raritan Plaza 1, 7th Floor
          Edison, NJ  08837


/s/ Matthew Maschler
---------------------------
Name:  Matthew Maschler
Address:  110 Fieldcrest Avenue
          Raritan Plaza 1, 7th Floor
          Edison, NJ  08837



















-------------------------------------------------------------------------------
* This amount will equal $3.12 multiplied by the number of shares not held by the Company multiplied by the Applicable Percentage.